SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                               (AMENDMENT NO. 1)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                           MAXWELL SHOE COMPANY INC.
                      (Name of Subject Company (Issuer))

                             MSC ACQUISITION CORP.
                           JONES APPAREL GROUP, INC.
                     (Names of Filing Persons -- Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   577766108
                     (CUSIP Number of Class of Securities)

                              IRA M. DANSKY, ESQ.
                           JONES APPAREL GROUP, INC.
                                 1411 BROADWAY
                           NEW YORK, NEW YORK 10018
                           TELEPHONE: (212) 536-9526

                (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                            SCOTT A. BARSHAY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("MSC") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 23, 2004, and in the related Letter of Transmittal. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

          On March 26, 2004, Jones filed a Notification and Report Form with the FTC and the Antitrust Division with respect to the Offer and the Proposed Merger. The required waiting period with respect to the Offer and the Proposed Merger will expire at 11:59 p.m., New York City time, on April 12, 2004, unless early termination is granted or Jones receives a request from the FTC or the Antitrust Division for additional information or material prior thereto, in which case the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after Jones has substantially complied with such request.

          On March 25, 2004, Maxwell announced that its Board of Directors had "set a record date of March 25, 2004 in connection with Jones Apparel Group, Inc.'s consent solicitation", despite the fact that no such consent solicitation has yet been commenced by Jones and/or MSC. On March 26, 2004, MSC wrote to Maxwell demanding the right to inspect certain books and records relating, among other things, to Maxwell's setting of the March 25, 2004 record date. By letter dated March 28, 2004, Maxwell refused to permit such inspection. As a result, on March 30, 2004, MSC filed a Complaint in the Court of Chancery of the State of Delaware to compel Maxwell to make those books and records available for inspection, pursuant to Section 220 of the Delaware General Corporation Law, 8 Del. C. Section 220. A copy of that Complaint is filed as Exhibit (a)(5)(A) hereto and is incorporated by reference.

          On March 31, 2004, Jones and MSC filed a separate Complaint in the Court of Chancery of the State of Delaware challenging Maxwell's Board's attempt improperly to set March 25, 2004 as the record date for any possible future consent solicitation by Jones and MSC. Maxwell's setting of a purported record date for a solicitation that has not been commenced constitutes a violation of Maxwell's Amended and Restated Certificate of Incorporation and a breach of Maxwell's directors' fiduciary duties to the Company and its stockholders under Delaware law. A copy of the press release announcing the filing of that lawsuit is filed as Exhibit (a)(5)(B) hereto and is incorporated by reference. A copy of the Complaint in that suit is filed as exhibit (a)(5)(C) hereto and is incorporated by reference.

ITEM 12. EXHIBITS.

     (a)(5)(A) Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on March 30, 2004.

     (a)(5)(B) Press release issued by Jones Apparel Group, Inc., dated March 31, 2004.

     (a)(5)(C) Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on March 31, 2004.

                                   SIGNATURE


          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 1, 2004 that the information set forth in this statement is true, complete and correct.


                                          MSC ACQUISITION CORP.,


                                          By: /s/ Wesley R. Card
                                             ----------------------------------
                                             Name:  Wesley R. Card
                                             Title: Chief Financial Officer and
                                                    Treasurer


                                          JONES APPAREL GROUP, INC.,


                                          By: /s/ Wesley R. Card
                                             ----------------------------------
                                             Name:  Wesley R. Card
                                             Title: Chief Operating and
                                                    Financial Officer

EXHIBIT INDEX

EXHIBIT NO.            DESCRIPTION

     (a)(5)(A) Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on March 30, 2004.

     (a)(5)(B) Press release issued by Jones Apparel Group, Inc., dated March 31, 2004.

     (a)(5)(C) Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on March 31, 2004.